

July 14, 2011

Via Email
Kenneth A. Kelly, Jr.
Senior Vice President & Controller
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

> **Re:** **McCormick & Company, Incorporated**
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed January 27, 2011**
> **File No. 1-14920**

Dear Mr. Kelly:

We have reviewed your response letter dated June 15, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2010

Exhibit 13

Note 16: Business Segments, page 55

1. We have considered your response to prior comment two and it appears that each of the ten components identified in your "blue sheets" represent an operating segment under ASC 280-10. Please revise your segment presentation and disclosure, as appropriate.

You may contact Michael Fay at (202) 551-3812 or Mark Shannon at (202) 551-3299 if you have questions regarding the comment and related matters. Please contact me with any other questions at (202) 551-3489.

Sincerely,

/s/ Ethan Horowitz for

Brad Skinner
Senior Assistant Chief Accountant